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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

FIREPOND, INC.
(Name of Subject Company)

FIREPOND, INC.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)

318224 10 2
(CUSIP Number of Class of Securities)

Klaus P. Besier
Chairman, President and Chief Executive Officer
Firepond, Inc.
8009 South 34th Avenue
Minneapolis, MN 55425
(952) 229-2300
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of the Person Filing Statement)

WITH COPIES TO EACH OF:

David M. Pridham, Esq. General Counsel and Secretary Firepond, Inc. 8009 South 34th Avenue Minneapolis, MN 55425 (952) 229-2300	John B. Steele, Esq. McDermott, Will & Emery 28 State Street Boston, MA 02109 Telephone: (617) 535-4000 Facsimile: (617) 535-3800
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

        The name of the subject company is Firepond, Inc., a Delaware corporation (the "Company" or "Firepond"). The address of the principal executive offices of Firepond is 8009 South 34th Avenue, Minneapolis, MN 55425. The telephone number of Firepond at its principal executive offices is (952) 229-2300.

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits and Annexes hereto, this "Statement") relates is the common stock, par value $0.10 per share, of Firepond (the "Common Stock"). As of October 22, 2003, there were 3,669,121 shares of Common Stock outstanding.

Item 2. Identity and Background of Filing Person.

        The filing person is the subject company. Firepond's name, business address and business telephone number are set forth in Item 1 above.

        This Statement relates to the offer by Fire Transaction Sub, Inc. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Jaguar Technology Holdings, LLC, a Delaware limited liability company ("Jaguar"), to purchase each issued and outstanding share of Common Stock (each, a "Share"), for $3.16 net to the seller in cash, without interest (such price per share, or the highest price paid in the offer, the "Offer Price") upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 23, 2003 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as may be amended or supplemented from time to time, constitute the "Offer"). The Offer is further described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO") filed by Jaguar and the Purchaser with the Securities and Exchange Commission on October 23, 2003. A copy of each of the Offer to Purchase and the Letter of Transmittal are attached as Exhibit (a)(1) and Exhibit (a)(2), respectively, to the Schedule TO, and each is incorporated herein by reference.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 8, 2003, among Jaguar, Firepond and the Purchaser as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of October 22, 2003 by and among Jaguar, Firepond and the Purchaser (together, the "Merger Agreement"). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, and in accordance with the Delaware General Corporation Law (the "DGCL"), the Purchaser will be merged with and into Firepond with Firepond surviving the Merger (such surviving corporation is sometimes referred to as the "Surviving Corporation" and such merger is referred to as the "Merger"). At the effective time of the Merger (the "Effective Time"), each issued and outstanding share of the common stock, par value $0.0001 per share, of the Purchaser shall be converted into one fully paid and nonassessable share of common stock of the Surviving Corporation, all Shares that are owned by Firepond as treasury stock and any Shares owned by Jaguar or the Purchaser shall be cancelled and retired and shall cease to exist and all other issued and outstanding Shares (other than Dissenting Shares) shall be converted into the right to receive the Offer Price, without interest (the "Merger Consideration"). Shares held by stockholders who have not voted in favor of the Merger and who have properly demanded appraisal and complied with the provisions of Section 262 of the DGCL relating to dissenters' rights of appraisal (the "Dissenting Shares") shall not be converted into a right to receive the Merger Consideration, unless such holder fails to perfect, withdraws or otherwise loses his, her or its right to appraisal.

        As set forth in the Schedule TO, the principal executive offices of Jaguar and the Purchaser are located at Jaguar Technology Holdings, LLC, 74-785 Highway 111, Suite 103, Indian Wells, California 92210. The telephone number of Jaguar at its principal executive offices is (760) 674-1074.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

        Certain contracts, agreements, arrangements or understandings between Firepond or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement (the "Information Statement") pursuant to Rule 14f-1 under the Securities Exchange Act of 1934 that is attached as Annex B to this Statement and is incorporated herein by reference. Except as described in this Statement (including in the Exhibits hereto and in Annex B hereto) or incorporated herein by reference, to the knowledge of Firepond, as of the date of this Statement, there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between Firepond or its affiliates and (1) Firepond's executive officers, directors or affiliates or (2) the Purchaser, Jaguar or their respective executive officers, directors or affiliates.

        The Merger Agreement.    The summary of the Merger Agreement, as amended, and the description of the conditions to the Offer contained in the Introduction and Sections 11 and 15 of the Offer to Purchase, which is being mailed to stockholders together with this Statement, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto, and Amendment No. 1 to Agreement and Plan of Merger, which has been filed as Exhibit (e)(2), each of which are incorporated herein by reference.

        Tender and Voting Agreements.    Jaguar and the Purchaser have entered into a Tender and Voting Agreement, dated as of the date of the Merger Agreement (each, a "Tender and Voting Agreement"), with each of GAP Coinvestment Partners L.P., GAP Coinvestment Partners II, L.P., General Atlantic Partners 40, L.P., General Atlantic Partners 46, L.P. and General Atlantic Partners 52, L.P., as stockholders of Firepond (each a "Stockholder" and collectively, the "Stockholders"). Pursuant to the Tender and Voting Agreements, subject to the termination of such agreements, each Stockholder has, among other things: (i) agreed to tender such Stockholder's Shares in the Offer; (ii) appointed Jaguar and the Purchaser, or any nominee of Jaguar and the Purchaser, an irrevocable proxy to vote the Stockholders' Shares (A) in favor of the Merger Agreement and (B) against any Takeover Proposal (as defined in the Merger Agreement); (iii) agreed to not transfer, or enter into any agreement to transfer, the Stockholders' Shares to any other person or entity except pursuant to the Tender and Voting Agreement, unless the transferee executes a Tender and Voting Agreement and agrees to hold the Shares subject to all of the terms and conditions of the Tender and Voting Agreements; and (iv) agreed to waive all appraisal or dissenting rights.

  Effects of the Offer and the Merger under Company Stock Plans and Agreements Between Firepond and its Directors and Executive Officers.

        Interests of Certain Persons.    Certain members of Firepond's management and Firepond's Board of Directors (the "Board") may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to their interests as Company stockholders generally. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As described below, consummation of the Offer will constitute a change in control of Firepond for the purposes of determining the entitlements due to the executive officers and directors of Firepond to certain benefits.

        Stock Options.    All options under Firepond's option plans, whether or not vested, will become fully vested and exercisable immediately prior to the consummation of the Merger and be cancelled. Promptly following the consummation of the Merger, Jaguar or the Surviving Corporation shall pay each option holder cash in an amount equal to the product of (a) the amount, if any, by which $3.16 (or the highest price paid for any Share in the Offer) exceeds the per Share exercise price of such option holder's options and (b) the number of shares underlying such option holder's options. Firepond has approximately 245,375 options outstanding with an exercise price less than or equal to $3.16, of which 148,000 are held by its directors and executive officers. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto, and Amendment No. 1 to Agreement and Plan of Merger, which has been filed as Exhibit (e)(2), each of which are incorporated herein by reference.

        Employees.    The Merger Agreement provides that Jaguar shall provide, or cause to be provided, from the Effective Time through December 31, 2004, to Firepond employees that are employed by Firepond at the Effective Time, employee benefits (other than benefits that provide for equity and/or equity-based compensation) and annual bonus opportunities that are, in the aggregate, substantially equivalent to the employee benefits and annual bonus opportunities provided to such employees immediately prior to the date of the Merger Agreement. For purposes of eligibility and vesting under the employee benefit plans of the Surviving Corporation, Jaguar has agreed to credit each Firepond employee with his or her years of service with the Company and any predecessor entities, to the same extent as such employee was entitled immediately prior to the Effective Time to credit for such service under any similar benefit plan. This summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto, and Amendment No. 1 to Agreement and Plan of Merger, which has been filed as Exhibit (e)(2), each of which are incorporated herein by reference.

        Loan to Executive Officer.    The Company has a loan receivable from Klaus Besier in the principal amount of $4,000,000, plus accrued interest. The promissory note is secured by a pledge of 50,000 Shares, which had a value in excess of $4,000,000 at the time of the original loan, and is generally not a recourse obligation of Mr. Besier, with specified exceptions. In accordance with the terms of the promissory note and pledge agreement dated January 25, 2002, upon the earlier of (i) the consummation of the Offer pursuant to which the Purchaser purchases more than fifty percent of the outstanding Shares or (ii) the Effective Time, Mr. Besier will surrender the 50,000 Shares in full satisfaction of all amounts due to Firepond under the loan.

        Indemnification; Directors' and Officers' Insurance.    The Merger Agreement provides that Jaguar shall cause the Surviving Corporation to indemnify the present and former directors and officers of Firepond to the same extent and in the same manner as is now provided in the Certificate of Incorporation and the Bylaws of Firepond against any liabilities or expenses incurred in connection with any claim, liability, loss, damage, cost or expense (whether asserted or claimed) based in whole or in part on, or arising in whole or in part out of, any matter existing or occurring at or prior to the consummation of the Merger. The Merger Agreement further provides that, prior to the consummation of the Merger, Firepond may obtain an insurance policy for a period of six years following the consummation of the Merger, providing for officers and directors liability insurance substantially similar to coverage provided under Firepond's officer and director insurance policy for events occurring on or prior to the consummation of the Merger on terms substantially no less advantageous than Firepond's policy in effect on October 8, 2003; provided, however, that Firepond may not pay more than $1,000,000 to procure such insurance without Jaguar's prior written consent. Finally, Firepond intends to enter into indemnification agreements with each officer and director prior to the Effective Time in a form previously approved by Jaguar. The indemnification agreements generally obligate Firepond, or the Surviving Corporation following the Merger, to indemnify the officers and directors of Firepond against any liabilities or expenses incurred in connection with any claim, liability, loss, damage, cost or expense (whether asserted or claimed) based in whole or in part on, or arising in whole or in part out of their status as officers or directors of Firepond. The indemnification agreement to be entered into with Mr. Besier includes an additional provision pursuant to which Firepond, or the Surviving Corporation following the Merger, will agree to indemnify Mr. Besier for specified liabilities that may arise as a result of the satisfaction of the Company's loan to Mr. Besier as described above.

Item 4. The Solicitation or Recommendation.

Recommendation of the Board.

        The Board, at a meeting held on October 7, 2003, by a majority vote, approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, determined that the terms of the Offer and the Merger are fair to, and in the best interests of, Firepond and its stockholders, recommended that the stockholders of Firepond accept the Offer and tender their Shares to the Purchaser pursuant to the Offer, determined that the Merger Agreement is advisable, and recommended that the stockholders of Firepond approve and adopt the Merger Agreement, to the extent such approval is required by applicable law.

        The Board recommends that the stockholders of Firepond tender their Shares pursuant to the Offer and vote to approve and adopt the Merger Agreement at any meeting of stockholders of Firepond that may be called to consider such adoption.

  (i)
  Background of the Offer; Contacts with Jaguar

        The provisions of the Merger Agreement are a result of arm's length negotiations conducted among various representatives of Jaguar and Firepond and their respective legal advisors. The following is a summary of the meetings, negotiations and discussions that preceded the execution of the Merger Agreement.

  Activities Prior to the Receipt of the Offer from Jaguar.

        In June of 2002, the Board met to discuss a potential transaction presented to it. The Board authorized management to commence discussions with a national investment banking firm to assist in a potential transaction.

        On July 19, 2002, management entered into an agreement with the investment banking firm to assist with the potential transaction.

        In August of 2002, the Board met to discuss a range of strategic alternatives for Firepond including the possible sale of the Company, and authorized Firepond's management to commence discussions with investment banking firms to assess the potential for finding strategic partners and for possible engagement to assist Firepond in evaluating the strategic alternatives available to it.

        On August 20, 2002, the Board authorized the engagement of a different national investment banking firm to act as Firepond's financial advisor in evaluating a range of strategic alternatives. Initially, the investment banking firm was asked to assist Firepond in evaluating various strategic alternatives, including the potential for a business combination transaction. Following that evaluation, Firepond's management and the investment banking firm began the process of identifying potential merger partners and preparing materials describing Firepond's business.

        From September 2002 through September 2003, the investment banking firm solicited indications from several companies and a number of other companies approached the Company separately signifying interest in a possible business combination with Firepond. The investment banking firm and/or Firepond contacted approximately twenty seven (27) companies and distributed financial and operating information relating to Firepond to interested parties. Neither Jaguar nor any of its affiliates were contacted by the investment banking firm. The agreement with the investment banking firm expired in September 2003 and was not renewed.

        Between June, 2002 and September, 2003, Firepond's management met, either in person or telephonically, with eight (8) interested companies and provided further information to enable these companies to evaluate Firepond. Klaus Besier, Firepond's Chief Executive Officer, along with Susan Ledoux Firepond's former Chief Financial Officer, Kristi Smith, Firepond's current Chief Financial

Officer, Christian Misvaer, Firepond's former General Counsel, David Pridham, Firepond's current General Counsel, Cem Tanyel Firepond's former Chief Operating Officer and Mark Peterson, Firepond's Vice President of Development, represented Firepond at many of these meetings. The members of Firepond's board of directors were kept informed of the status of these meetings and the process of identifying potential merger partners through both informal telephone conversations and formal board meetings held between June 2002 and September 2003.

        Several interested parties had the opportunity to meet with management and advisors of Firepond, to visit Firepond's principal facilities and conduct extensive due diligence.

        On August 27, 2003, Acclaim Financial Group Venture III, LLC ("Acclaim") first contacted Firepond to express interest in having discussions related to a proposed transaction.

        On September 2, 2003, Firepond provided Acclaim with a copy of its standard Non-Disclosure Agreement that Acclaim executed.

        From September 3, 2003 through September 16, 2003, Acclaim conducted extensive due diligence comprised of discussions with management and advisors of Firepond and review of documents and records.

  Activities Following Receipt of the Offer from Jaguar

        On September 17, 2003, Acclaim presented Firepond with an offer pursuant to which a newly-formed entity, Fire Acquisition Sub, Inc., would purchase all of the outstanding Shares in an all cash tender offer at a price of $3.30 per share. The offer indicated that the purchase price was to be funded by the liquid assets of Timothy S. Durham and Daniel S. Laikin. Acclaim highlighted the fact that the offer was subject to confirmatory due diligence and negotiation, execution and delivery of mutually satisfactory definitive documentation.

        During the period from September 17, 2003 through September 23, 2003, several conference calls took place between Firepond management including Klaus Besier, Kristi Smith and David Pridham, outside counsel representing the Company and representatives of Acclaim including Erich Spangenberg and Doug Croxall and outside counsel representing Acclaim to discuss the proposed transaction. In addition, during this period, representatives of Acclaim continued to meet with the Company's management and conduct further due diligence regarding Firepond's operations and existing agreements.

        On September 21, 2003, the Board met telephonically to consider Acclaim's proposal to acquire Firepond. At the meeting, Firepond's senior management summarized the terms of the Acclaim offer and compared the offer to other proposals and indications of interest that the Company had previously received. Representatives of McDermott, Will & Emery spoke about the legal aspects of the proposals, as well as the fiduciary duties of the Board under the circumstances. The Board considered the Acclaim offer, other indications of interest the Company had received and certain other alternatives, including liquidating the Company and continuing to operate the Company's business. The Board requested that the Company's senior management prepare additional detailed information comparing the alternatives available to the Company including a detailed analysis of other offers received to date and an analysis of a liquidation scenario and the benefits to shareholders of each alternative.

        On September 23, 2003, Acclaim sent Firepond a draft Merger Agreement containing many of the proposed terms and conditions of the proposed transaction, other than the per share offer price and certain other financial information. In addition, Acclaim sent Firepond an Exclusivity Agreement pursuant to which Firepond would agree to negotiate exclusively with Fire Acquisition Sub for a period of ten days.

        On September 24, 2003, the Board met telephonically to further consider Acclaim's proposal to acquire Firepond. The Board considered the detailed information provided by the Company's management regarding the Acclaim offer, other indications of interest the Company had received and certain other alternatives, including liquidating the Company and continuing to operate the Company's business. Determining that the Acclaim offer provided the highest potential value to the Company's stockholders, the Board then authorized the Company's management to sign the Exclusivity Agreement and negotiate the terms and conditions of the proposed merger with Fire Acquisition Sub.

        On September 24, 2003, management of the Company and Acclaim entered into the Exclusivity Agreement.

        From September 26, 2003 to September 28, 2003, representatives of Acclaim continued to meet with the Company's management and conduct further due diligence regarding Firepond's operations and existing agreements.

        On September 29, 2003, Acclaim informed David Pridham, Firepond's General Counsel, that it anticipated adjusting the offer to reflect a lower purchase price as a result of liabilities identified during its due diligence review. A revised purchase price was not suggested at this time.

        Also, on September 29, 2003, the Board met telephonically to discuss the draft Merger Agreement and the significant issues contained in the draft Merger Agreement.

        During the period from September 30, 2003 through October 8, 2003, representatives of Firepond, Parent and Purchaser and their respective counsels negotiated specific terms and provisions of the Merger Agreement, including the conditions to closing of the Offer and the Merger, the interim covenants, the circumstances under which a break-up fee would be payable, the non-solicitation provisions and the circumstances in which the parties could terminate the Merger Agreement. In addition representatives from the Company's management and Acclaim met telephonically and in person to conduct extensive due diligence.

        On October 1, 2003, Acclaim provided Firepond with a draft Tender and Voting Agreement to be executed by the Stockholders as a condition to Acclaim and Fire Acquisition Sub's agreement to execute the Merger Agreement.

        On October 2, 2003, legal counsel to Firepond and legal counsel to Acclaim met telephonically to discuss issues raised in connection with the due diligence process.

        On October 3, 2003, Durham Investments, LLC, an affiliate of TSD Investments, LLC, provided Firepond with a draft Financing Commitment Letter pursuant to which Durham Investments, LLC, subject to certain terms and conditions, would agree to provide funding to allow Jaguar to complete the Offer. Firepond had been informed that Durham Investments, LLC would provide the financing to Jaguar, an entity associated with Acclaim, to consummate the transaction.

        From October 3, 2003 to October 8, 2003, representatives of the Stockholders and Jaguar and their respective counsels negotiated specific terms and provisions of the Tender and Voting Agreement.

        On October 4, 2003, representatives of Firepond and Jaguar and their respective counsels negotiated specific terms and provisions of the Merger Agreement, particularly the conditions to closing of the Offer and the Merger and the circumstances under which a break-up fee would be payable.

        On October 5, 2003, Jaguar provided Firepond with a revised draft of the Merger Agreement indicating that Jaguar and the Purchaser would be the entities participating in the Offer and the Merger. The revised draft of the Merger Agreement also indicated that the Offer was contingent on at least ninety percent of the Shares, determined on a fully-diluted basis, being tendered in the Offer—as compared to a previous requirement that the Offer be contingent on at least fifty percent of the Shares, determined on a fully-diluted basis, being tendered in the Offer. The revised draft of the Merger Agreement did not include the adjusted purchase price.

        On October 6, 2003, following telephone conferences between representatives of Firepond and Jaguar and their respective counsels a revised draft of the Merger Agreement, including a per share purchase price of $3.15, was delivered to Firepond by Jaguar.

        On October 7, 2003, the Firepond Board met to review and consider the Jaguar proposal. Mr. Besier updated the Board on the status of negotiations with Jaguar, and McDermott, Will & Emery summarized the terms of the merger agreement as presently proposed, including the final purchase price of $3.16 per share. Thereafter, Houlihan Lokey Howard & Zukin reviewed with the Board its financial analysis of the consideration payable in the Offer and the Merger and rendered its oral opinion, subsequently confirmed in writing, that, as of October 7, 2003, and based upon the reviews, analyses and inquiries, and subject to the qualifications and assumptions, identified in its opinion, the consideration to be received by the public stockholders of the Company in connection with the Offer and the Merger is fair to them from a financial point of view. The Board then considered the possibility of remaining independent and pursuing other strategic transactions. The Board also considered the comprehensive sale processes undertaken to ensure that these were the best terms available to Firepond. After discussion among the participants in the meeting to address questions from the Board, the Board with the affirmative vote of all Directors present (with one director not in attendance), approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, determined that the terms of the Offer and the Merger are fair to, and in the best interests of, Firepond and its stockholders, recommended that the stockholders of Firepond accept the Offer and tender their Shares to the Purchaser pursuant to the Offer, determined that the Merger Agreement is advisable and recommended that the stockholders of Firepond approve the Merger Agreement, to the extent such approval is required by applicable law. The Board also approved a number of ancillary matters in connection with the Offer and the Merger, including the Tender and Voting Agreement and the Indemnification Agreement discussed above.

        On October 8, 2003, representatives of Firepond and Jaguar met throughout the day to address the remaining issues. Thereafter, management met telephonically with representatives of McDermott, Will & Emery to review the final documents and confirm their final terms. Also, on October 8, 2003, Houlihan Lokey Howard & Zukin delivered its written opinion that, as of such date and based upon the reviews, analyses and inquiries, and subject to the qualifications and assumptions, identified in its opinion, the consideration to be received by the public stockholders of the Company in connection with the Offer and the Merger is fair to them from a financial point of view. Thereafter, Firepond, Jaguar and the Purchaser executed the Merger Agreement. In addition on October 8, 2003, Jaguar, Purchaser and the Stockholders entered into the Tender and Voting Agreement.

        On October 9, 2003, Firepond issued a press release announcing the execution of the Merger Agreement.

        On October 22, 2003, Jaguar and Firepond negotiated and executed an amendment to the Merger Agreement amending the conditions to the Offer to reduce the minimum number of Shares that must be tendered from ninety percent (90%) of the outstanding Shares, determined on a fully-diluted basis, to ninety percent of the then outstanding Shares.

  (ii)
  Reasons for the Recommendation of the Board of Directors.

        In reaching its determination that Firepond's stockholders accept the Offer and tender their Shares pursuant to the Offer, and approve the Merger, the Board of Directors consulted with its executive officers and with Houlihan Lokey Howard & Zukin, and with its legal advisor, McDermott, Will and Emery, and considered the following factors:

  •
  The Company's current and historical results of operations, including the Company's operating losses for the past six fiscal years and the first ten months of the fiscal year ending October 31, 2003;

  •
  The cash that could be distributed to the Company's stockholders in the event of a liquidation of the Company would likely be less than the Offer Price because of the Company's actual and potential contingent liabilities, including those associated with the Company's pending litigation with General Motors, and the expenses associated therewith.

  •
  Current financial market conditions and historical market prices, volatility and trading information concerning the Shares;

  •
  Continuing competitive challenges facing the Company, including customer and prospective customer concerns about the Company's ability over the long term to make the investment required to keep the Company's products competitive as a result of the Company's size and limited financial resources and the continuing negative impact of those concerns on the Company's revenues;

  •
  Other continuing challenges facing the Company as an independent company, including (i) the likely adverse effect that the Company's small market capitalization, limited trading volume and limited research coverage has had and may have in the future on the value of the Shares in the trading markets, and (ii) the ongoing cost to maintain the Company as a public entity, including costs of providing audited financial statements and other information to shareholders and retaining independent directors;

  •
  The opinion of the independent financial advisor, Houlihan Lokey Howard & Zukin, dated October 8, 2003, that the consideration to be paid for Firepond stock in the Offer and the subsequent Merger is fair to Firepond's stockholders from a financial point of view;

  •
  Current and expected conditions in the software industry, and the current uncertainties with respect to the economic environment and general market conditions;

  •
  The process which the Board, with the assistance of senior management and the Company's financial and legal advisors, used to evaluate the Company's strategic alternatives (as described under "Background of the Offer; Contacts with Jaguar"), including continuing to operate as an independent company or engaging in a business combination with another company, the risks involved in continuing to operate as an independent company and the expected timing and likelihood of accomplishing various strategic alternatives;

  •
  The extensive process undertaken, including the engagement of two national investment banking firms, to seek potential acquirers of the Company, and the Board's view that conducting an additional public auction process to sell the Company, entailing the risks to its customer base and employee retention that are inherent in a public auction, would have been detrimental to the Company's existing operations;

  •
  The Board's belief that the Offer and Merger offered value superior to any indication of interest received by the Company;

  •
  The fact that the Merger Agreement provides for a prompt cash tender offer for all outstanding Shares to be followed by the Merger at the same cash price per Share, thereby enabling the Company's shareholders to receive the transaction consideration at the earliest possible time and enabling shareholders who do not tender their shares in the Offer to receive the same per share consideration to be paid in the Offer;

  •
  The Board's ability to withdraw or modify its recommendation of the Merger Agreement or the Merger, if (x) the Company receives a bona fide unsolicited written acquisition proposal for which financing, to the extent required, is determined by the Board, in good faith, to be reasonably capable of being obtained and which the Board determines in good faith, after consultation with and advice from the Company's legal advisor, is more favorable to the Company's shareholders than the Offer and Merger, after consideration of the factors permitted to be considered in such circumstances under Delaware law (a "Superior Proposal") and (y) the Board determines in good faith, after consultation and advice from outside legal counsel, that the failure to take such action would not be consistent with its fiduciary duties under applicable law.

  •
  The Board's ability to recommend a Superior Proposal if the Board determines in good faith, after consultation and advice from outside legal counsel, that the failure to take such action would not be consistent with its fiduciary duties under applicable law;

  •
  The fact that the Merger Agreement permits the Company to provide information to and/or participate in discussions with a person or entity that makes an unsoliciated proposal to acquire the Company if certain conditions are satisfied, including that the Board determines in good faith after consultation and advice from the Company's outside legal counsel, that such acquisition proposal may result in a Superior Proposal and the party making the proposal executes a confidentiality agreement entered into by the Company and Jaguar; and

  •
  The Company's right to terminate the Merger Agreement prior to consummation of the Offer to enter into a Superior Proposal with a third party if the Company pays a termination fee of $300,000 to Jaguar.

        The foregoing includes the material factors considered by the Board but is not an exhaustive list of factors considered. In view of its many considerations, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the various individual factors considered. In addition, individual members of the Board may have given different weights to the various factors considered. After weighing all of these considerations, the Board approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, determined that the terms of the Offer and the Merger are fair to, and in the best interests of, Firepond and holders of its Shares and recommended that holders of Shares accept the Offer and tender their Shares pursuant to the Offer and approve the Merger.

  (iii)
  Opinion of Houlihan Lokey Howard & Zukin

        Pursuant to an engagement letter dated September 26, 2003, Firepond engaged Houlihan Lokey Howard & Zukin to provide it with a fairness opinion, from a financial point of view, in connection with the Offer and the Merger. The Board selected the firm of Houlihan Lokey Howard & Zukin based upon its qualifications, expertise and reputation and its knowledge of the industry in which Firepond operates. At the meeting of the Board on October 7, 2003, Houlihan Lokey Howard & Zukin rendered its oral opinion, subsequently confirmed in writing, that, as of October 7, 2003, and based upon the reviews, analyses and inquiries, and subject to the qualifications and assumptions, identified in its opinion, the consideration to be received by the public stockholders in connection with the Offer and the Merger is fair to them from a financial point of view.

        The full text of Houlihan Lokey Howard & Zukin's opinion dated October 8, 2003, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Houlihan Lokey Howard & Zukin in rendering its opinion, is attached as Annex A to this Statement and incorporated in this Statement by reference. We urge you to read this opinion carefully and in its entirety. Houlihan Lokey Howard & Zukin's opinion is directed to the Board, addresses only the fairness to the public stockholders of the Company of the consideration to be received by the public stockholders of the Company pursuant to the Offer and the Merger from a financial point of view and does not address any other aspect of the Offer or the Merger or constitute a recommendation as to whether holders of the Shares should tender their Shares in the Offer or as to how holders of the Shares should vote at any stockholders' meeting held in connection with the Merger. This summary is qualified in its entirety by reference to the full text of the opinion attached as Annex A to this Statement.

Intent to Tender.

        To the best of Firepond's knowledge, after reasonable inquiry, each executive officer, director and certain Firepond shareholders, representing approximately 45.4% of the outstanding shares currently intends to tender all Shares held of record or beneficially owned by such person or entity to the Purchaser in the Offer.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

        Neither Firepond nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Firepond on its behalf with respect to the Offer, except that such solicitations or recommendations may be made by directors, officers or employees of Firepond, for which services no additional compensation will be paid.

Item 6. Interest in Securities of the Subject Company.

        Except as discussed in Item 3, transactions in Shares have been effected during the past 60 days by Firepond or any subsidiary of Firepond or, to the knowledge of Firepond, by any executive officer, director or affiliate of Firepond.

Item 7. Purposes of the Transaction and Plans or Proposals.

        Except as set forth in this Statement, Firepond is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of Firepond's securities by Firepond, any subsidiary of Firepond or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Firepond or any subsidiary of Firepond; (3) a purchase, sale or transfer of a material amount of assets of Firepond or any subsidiary of Firepond; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Firepond. The Company is, however, continuing to evaluate ways in which to streamline its operations, and its current operating plan for 2004 contemplates restructuring its foreign operations and identifying other cost saving measures.

        Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

(a)    Delaware General Corporation Law.

        Business Combination Statute.    As a Delaware corporation, Firepond is subject to Section 203 of the Delaware General Corporation Law ("DGCL"). In general, Section 203 of the DGCL would prevent an "interested stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (3) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board of

Directors has approved the Merger Agreement and the Tender and Voting Agreement and the transactions contemplated thereby, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Offer and the Merger and the transactions contemplated under the Merger Agreement.

        Appraisal Rights.    Firepond's stockholders do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, each holder of Shares (that did not tender such holder's Shares in the Offer) at the Effective Time who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL will be entitled to receive a judicial determination of the fair value of the holder's Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger or similar business combination) and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for Shares held by such holder. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer. Moreover, Firepond may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

        If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his, hers, or its rights to appraisal as provided in the Delaware Law, the Shares of such stockholder will be converted into the right to receive the Merger Consideration in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to Firepond a written withdrawal of the demand for appraisal and acceptance of the Merger.

        Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

        Consummation of the Merger.    Under Section 253 of the DGCL, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, the Purchaser will be able to effect the Merger after consummation of the Offer without a vote of Firepond's stockholders. However, if the Purchaser does not acquire at least 90% of the Shares pursuant to the Offer or otherwise and a vote of Firepond's stockholders is required under Delaware law, a significantly longer period of time will be required to effect the Merger.

        Top-Up Option.    Under the Merger Agreement, Firepond granted to the Purchaser an irrevocable option (the "Top-Up Option"), to be exercisable only after the Purchaser has accepted for payment Shares tendered in the Offer equal to the lowest number of Shares that, when added to the number of Shares owned by Purchaser at the time of such exercise, constitutes one share more than 90% of the Shares then outstanding, at a price per share of $3.16. The Top-Up Option is not exercisable unless immediately after such exercise the Purchaser would own more than 90% of the Shares then outstanding. In no event is the Top-Up Option exercisable if delivery of the Top-Up Option Shares would require the approval of the Company's stockholders under the rules and regulations of The Nasdaq Stock Market, unless such stockholder approval is obtained. The Purchaser may exercise the Top-Up Option, in whole but not in part, at any one time after the Purchaser's acceptance for payment pursuant to the Offer of Shares constituting at least 80% of the Shares then outstanding.

  (b)
  Section 14(f) Information Statement.

        The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Jaguar, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of Firepond's stockholders.

Item 9. Material to be Filed as Exhibits.

        The following Exhibits are filed herewith:

Exhibit	Description
(a)(1)	Letter to the stockholders of Firepond, dated August 13, 2003.
(a)(2)	Offer to Purchase, dated October 23, 2003.*
(a)(3)	Form of Letter of Transmittal.*
(a)(4)	Opinion of Houlihan Lokey Howard and Zukin, dated as of October 8, 2003 (included as Annex A to this Statement).
(a)(5)	Press Release issued by Firepond on October 9, 2003 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed October 14, 2003).
(e)(1)
Agreement and Plan of Merger, dated as of October 8, 2003, among Jaguar, Purchaser and Firepond (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed by Firepond on October 14, 2003).
(e)(2)
Amendment No. 1 to Agreement and Plan of Merger, dated October 23, 2003, among Jaguar, Purchaser and Firepond (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed by Firepond on October 23, 2003).
(e)(3)	Information Statement of Firepond, dated October 23, 2003 (included as Annex B hereto).
(e)(4)
Tender and Voting Agreement, dated October 8, 2003, by and between Jaguar, Parent and GAP Coinvestment Partners L.P. (incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K filed October 14, 2003).
(e)(5)
Tender and Voting Agreement, dated October 8, 2003, by and between Jaguar, Parent and GAP Coinvestment Partners II, L.P. (incorporated by reference to Exhibit 2.3 to the Company's Current Report on Form 8-K filed October 14, 2003).
(e)(6)
Tender and Voting Agreement, dated October 8, 2003, by and between Jaguar, Parent and General Atlantic Partners 40, L.P. (incorporated by reference to Exhibit 2.4 to the Company's Current Report on Form 8-K filed October 14, 2003).
(e)(7)
Tender and Voting Agreement, dated October 8, 2003, by and between Jaguar, Parent and General Atlantic Partners 46, L.P. (incorporated by reference to Exhibit 2.5 to the Company's Current Report on Form 8-K filed October 14, 2003).
(e)(8)
Tender and Voting Agreement, dated October 8, 2003, by and between Jaguar, Parent and General Atlantic Partners 52, L.P. (incorporated by reference to Exhibit 2.6 to the Company's Current Report on Form 8-K filed October 14, 2003).

*
Incorporated by reference to Schedule TO filed by Fire Transaction Sub, Inc. and Jaguar Technology Holdings, LLC on October 23, 2003.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIREPOND, INC.
Dated: October 23, 2003	By:
Name: Klaus P. Besier Title: Chairman, President and Chief Executive Officer

HOULIHAN LOKEY HOWARD & ZUKIN

Financial Advisors
w w w . h l h z . c o m

ANNEX A

October 8, 2003

To the Board of Directors of
Firepond, Inc.
8009 34th Avenue South, Suite 1000
Minneapolis, MN 55425

Ladies and Gentlemen:

        We understand that Firepond, Inc. ("Firepond" or the "Company") has received a letter of intent from Fire Acquisition Sub, Inc., an independent third party buyer, proposing to purchase all of the outstanding equity of Firepond at a price of $3.16 per share. The transaction contemplates an initial tender offer followed by a back-end merger, subject to shareholder vote. The tender offer and back-end merger are referred to collectively herein as the "Transaction."

        You have requested our opinion (the "Opinion") as to the matters set forth below. The Opinion does not address the Company's underlying business decision to effect the Transaction. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company. Furthermore, at your request, we have not negotiated the Transaction or advised you with respect to alternatives to it.

        In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.
reviewed the Company's annual reports to shareholders and on the Form 10-K for the three fiscal years ended October 31, 2002 and quarterly reports on Form 10-Q for the three quarters ended July 31, 2003, and Company-prepared interim financial statements for the ten-month period ended August 31, 2003, which the Company's management has identified as being the most current financial statements available;

2.
reviewed the Agreement and Plan of Merger between DL Group LLC, Fire Acquisition Sub, Inc., and the Company, as of October 8, 2003;

3.
met with certain members of the senior management of the Company to discuss the operations, financial condition, future prospects and projected operations and performance of the Company, and met with representatives of the Company's counsel to discuss certain matters;

4.
visited certain facilities and business offices of the Company;

5.
reviewed forecasts and projections prepared by the Company's management with respect to the Company for the years ending October 31, 2003 and 2004;

6.
reviewed Discussion Materials Prepared for the Board of Directors, prepared by the Company and First Albany dated February 25, 2003;

7.
reviewed the historical market prices and trading volume for the Company's publicly traded securities;

8.
reviewed certain other publicly available financial data for certain companies that we deem comparable to the Company, and publicly available prices and premiums paid in other transactions that we considered similar to the Transaction; and

9.
conducted such other studies, analyses and inquiries as we have deemed appropriate.

        We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company, and that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to us.

        We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

        Based upon the foregoing, and in reliance thereon, it is our opinion that the consideration to be received by the public stockholders of the Company in connection with the Transaction is fair to them from a financial point of view.

/s/ Houlihan Lokey Howard & Zukin Financial Advisors, Inc.

2

ANNEX B

FIREPOND, INC.
8009 SOUTH 34TH AVENUE
MINNEAPOLIS, MN 55425
INFORMATION STATEMENT PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
OF 1934 AND RULE 14F-1 THEREUNDER

        This Information Statement is being mailed on or about October 23, 2003 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") of Firepond, Inc. ("Firepond"). You are receiving this Information Statement in connection with the possible election of persons designated by Jaguar Technology Holdings, LLC ("Jaguar") to a majority of seats on the Board of Directors (the "Board of Directors" or the "Board") of Firepond. On October 8, 2003, Firepond entered into an Agreement and Plan of Merger, as amended by Amendment No. 1 to Agreement and Plan of Merger dated October 22, 2003, (together, the "Merger Agreement") with Jaguar and Fire Transaction Sub, Inc. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Jaguar, pursuant to which the Purchaser has commenced a tender offer to purchase each issued and outstanding share of common stock, par value $0.10 per share, of Firepond ("Share"), for $3.16 net to the seller in cash (the "Offer Price") upon the terms and subject to the conditions set forth in the Merger Agreement, the Offer to Purchase dated October 23, 2003 (as amended or supplemented from time to time, the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as amended or supplemented from time to time constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of Firepond and are filed as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Jaguar and the Purchaser with the Securities and Exchange Commission (the "Commission") on October 23, 2003. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, as soon as practicable after the completion of the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), the Purchaser will be merged with and into Firepond with Firepond surviving the Merger (such surviving corporation is sometimes referred to as the "Surviving Corporation" and such merger is referred to as the "Merger"). At the effective time of the Merger (the "Effective Time"), each issued and outstanding share of common stock, par value $0.0001 per share, of the Purchaser shall be converted into one fully paid and nonassessable share of the Surviving Corporation. All Shares that are owned by Firepond as treasury stock and any Shares owned by Jaguar or Purchaser shall be cancelled and retired and shall cease to exist and all other issued and outstanding Shares (other than Dissenting Shares) shall be converted into the right to receive the Offer Price, without interest (the "Merger Consideration"). Shares held by stockholders who have not voted in favor of the Merger or consented thereto in writing and who have properly demanded appraisal and complied with the provisions of Section 262 of the DGCL relating to dissenters' rights of appraisal (the "Dissenting Shares") shall not be converted into a right to receive the Merger Consideration, unless such holder fails to perfect or withdraws or otherwise loses his, her or its right to appraisal.

        The Offer, the Merger, and the Merger Agreement are more fully described in the Statement, to which this Information Statement forms Annex B, which was filed by Firepond with the Commission on October 23, 2003 and which is being mailed to stockholders of Firepond along with this Information Statement.

        This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Jaguar, the Purchaser or the Jaguar Designees (as defined below) has been provided by Jaguar. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

        Pursuant to the Merger Agreement, the Purchaser commenced the Offer on October 2003. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on November 21, 2003 unless the Purchaser extends it.

GENERAL

        The Common Stock is the only class of equity securities of Firepond outstanding which is entitled to vote at a meeting of the stockholders of Firepond. Each share has one vote. As of the close of business on October 22, 2003, there were 3,669,121 outstanding Shares.

RIGHTS TO DESIGNATE DIRECTORS AND JAGUAR DESIGNEES

        The Merger Agreement provides that, upon the purchase of and payment for Shares representing a majority of the outstanding Shares by the Purchaser pursuant to the Offer, Jaguar will be entitled to designate such number of directors (the "Jaguar Designees") on the Board, rounded down to the next whole number, as is equal to the product obtained by multiplying the total number of directors on the Board by the percentage that the number of Shares beneficially owned by Jaguar and its affiliates bears to the total number of Shares then outstanding.

        Additionally, the Merger Agreement provides that Firepond will take all actions necessary to cause the Jaguar Designees to be elected to the Board, including increasing the number of directors and obtaining resignations of incumbent directors. The Merger Agreement also provides that Firepond will, subject to applicable law, take all actions requested by Jaguar to cause Jaguar Designees to constitute the number of members, rounded down to the next whole number, on (1) each committee of the Board and (2) each board of directors of each subsidiary of Firepond and each committee of such boards of directors that represents the same percentage as such individuals represent on the Board of Directors.

        Notwithstanding the foregoing, if Shares are purchased pursuant to the Offer, until the Effective Time of the Merger, Firepond will cause the Board of Directors to have at least two directors who were directors on the date of the Merger Agreement and who are not affiliates of Jaguar or the Purchaser (the "Independent Directors"), provided that if the number of Independent Directors shall be reduced below two for any reason whatsoever, any remaining Independent Directors (or Independent Director, if there shall be only one remaining) shall be entitled to designate two persons to fill such vacancies who shall be deemed to be Independent Directors for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors shall designate two persons to fill such vacancies who are not officers or affiliates of Jaguar or the Purchaser, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. Notwithstanding anything in the Merger Agreement to the contrary, if the Jaguar Designees constitute a majority of Firepond Board of Directors after the acceptance for payment of Shares pursuant to the Offer and prior to the Effective Time, then the affirmative vote of a majority of the Independent Directors (or if only one exists, then the vote of such Independent Director) shall be required to (i) amend or terminate the Merger Agreement by Firepond or extend the time for the performance of any of the obligations or other acts of Jaguar or the Purchaser under the Offer or the Merger Agreement, (ii) exercise or waive any of Firepond's rights, benefits or remedies under the Merger Agreement, or (iii) take any other action of the Firepond Board of Directors under or in connection with the Merger Agreement or the Merger if such action would materially and adversely affect holders of Shares other than Jaguar or the Purchaser.

        The Jaguar Designees will be selected by Jaguar from among the individuals listed below. Each of the following individuals has consented to serve as a director of Firepond if appointed or elected. None of the Jaguar Designees currently is a director of, or holds any positions with, Firepond. Jaguar has advised Firepond that, to the best of Jaguar's knowledge, except as set forth below, none of the Jaguar Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of Firepond, nor has any such person been involved in any transaction with Firepond or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Jaguar and Firepond that have been described in the Offer to Purchase or the Statement.

        The name, present principal occupation and five-year employment history of each of the individuals who may be selected as Jaguar Designees are set forth below. Unless otherwise indicated, the business address of each such person is Jaguar Technology Holdings, LLC, 74-785 Highway 111, Suite 103, Indian Wells, California 92210

        Douglas B. Croxall, age 34. Since December 2001, Mr. Croxall has served as the managing member of Riverland Enterprises LLC, a privately held company which holds investments and provides strategic advisory services. Since August 2001, Mr. Croxall has served as an officer of Acclaim Financial Group Venture III, LLC, which provides financial advisory services. From September 1999 until August 2001, Mr. Croxall served as the Chief Financial Officer of Load Media Network, Inc., an Internet and software company based in Hollywood, California. From August 1995 until September 1999, Mr. Croxall served as a Senior Manager for KPMG in the Strategic Transaction Services Group. Mr. Croxall is presently a director of In Store Media Systems, Inc.

        Daniel S. Laikin, age 41. Mr. Laikin is the Chief Operating Officer and a director of National Lampoon, Inc. He has been a Managing Member of Four Leaf Management LLC, a management company of an investment fund that invests in technology related entities, since 1999. Mr. Laikin has served as a director of Obsidian Enterprises, Inc. since September 2001, and as Chairman of the Board of Directors of Biltmore Homes from 1993 to 1998.

        Stephen Peary, age 54. Mr. Peary is currently an Executive Vice President and Chief Financial Officer of Zona, Inc., an on-line game application company, and has served in such role since February 2003. From November 2000 to January 2003, Mr. Peary was a director and the Chief Executive Officer of ThirdOrbit Insurance Solutions, an e-commerce property and liability insurance company. From November 1997 to March 2000, Mr. Peary served as the managing director of Liverpool & London Steamship Protection and Indemnity Association, a mutual marine insurance company. From September 1987 to October 1997, he was a Senior Vice President of PLM International, a publicly traded transportation equipment leasing company.

BOARD OF DIRECTORS

        Set forth below is certain information regarding the members of the Board of Directors of Firepond as of October 15, 2003, based on information furnished by them to the Company:

Name	Age	Director Since
Klaus P. Besier	52	June 1997
John J. Cachianes	61	December 2001
William O. Grabe	65	May 1997
Eric N. Rubino	45	September 2002
V. Lawrence Weber	49	January 2000

        The principal occupation and business experience for at least the last five years of each member of the Board of Directors of Firepond is set forth below:

        Klaus P. Besier has served as the Company's Chief Executive Officer, President and a Director since June 1997 and as Chairman since October 1999. From February 1996 to May 1997, Mr. Besier was Chairman, President and Chief Executive Officer of Primix Solutions, Inc., an internet-enabled software company. From 1994 to 1996, Mr. Besier was the Chief Executive Officer of SAP America, Inc., a subsidiary of SAP AG, a leading provider of business application software. From 1992 to 1993, he was President of SAP America. From 1991 to 1992, Mr. Besier was Vice President of Sales of SAP America. From 1977 to 1990, Mr. Besier held various senior management positions including General Manager and Corporate Vice President with various affiliates of Hoechst Celanese, a chemicals company. Mr. Besier is also a director of Intelligroup.

        John J. Cachianes has been a Director of the Company since December 2001. Since 1998, Mr. Cachianes has been an independent consultant. Mr. Cachianes spent more than 30 years with IBM in a number of senior financial posts and operational positions. Mr. Cachianes was an IBM Vice President and corporate officer from 1992 to 1996. He also served as General Manager of the company's Distribution Industry Solutions Business Unit. Previously, he served as IBM's Chief Financial Officer for Europe, Middle East and Africa as well as for U.S. operations. In addition, he also held a number of executive positions at the company's corporate headquarters in Latin America and Asia Pacific, where he served as Controller. Mr. Cachianes has served on the boards of the Foundation at Virginia Polytechnic Institute and State University (Virginia Tech), State University of New York at Purchase, Essentus Corporation, the Rolm Corporation and the IBM World Trade Europe, Middle East, Africa Corporation.

        William O. Grabe has been a Director of the Company since May 1997. Mr. Grabe is a Managing Member of General Atlantic Partners, LLC, a private equity investment firm that invests in information technology and communications companies on a global basis, where he has worked since 1992. Mr. Grabe brings broad international experience and an extensive sales and marketing background. He has assisted numerous firms in their geographical expansion and development of strategic alliances. Mr. Grabe is a director of several public information technology companies including Bottomline Technologies, Inc., Digital China Holdings Ltd., Exact Holding N.V., Compuware Corporation, Gartner, Inc., and several other privately held information technology companies. Prior to his affiliation with General Atlantic, Mr. Grabe retired from the IBM Corporation as an IBM Vice President and Corporate Officer where he used to head up U.S. sales and marketing. His outside affiliations include being a member of the UCLA Foundation Board of Councilors and the UCLA Anderson School's Board of Visitors, a member of the Cancer Research Institute Board of Trustees, and a Trustee of Outward Bound USA.

        Eric N. Rubino joined Firepond's Board of Directors in September 2002. Mr. Rubino is currently Chief Operating Officer (COO) of Neoware Systems Inc., a provider of software and solutions that enable thin-client "Appliance Computing," a new Internet-based computing architecture. Previously, Mr. Rubino was COO of SAP America where he oversaw a wide range of operational departments, including legal, contracts, application hosting, strategic alliances, small and medium business channel, purchasing, facilities, risk management, customer support, new business development, and information technology. A member of SAP's management team since 1991, Mr. Rubino was a catalyst for developing SAP's contracts and legal organizations, including defining the company's policies concerning worldwide pricing, risk management, and mergers and acquisitions. Prior to joining SAP, Mr. Rubino served in a variety of management positions in contracts and finance with RCA Corporation, General Electric and Bell Atlantic Business System Services. Mr. Rubino's educational credentials include a B.S. in Marketing, an M.B.A. in Finance, and a Juris Doctor in Law.

        V. Lawrence Weber has been a Director of the Company since January 2000. Mr. Weber is Chairman and Chief Executive Officer of Advanced Marketing Services, The Interpublic Group of Companies. He is also the founder of The Weber Group which, through a series of mergers and acquisitions became Weber Shandwick, the largest public relations firm in the world. He is co-founder and Chairman of the Board of the Massachusetts Interactive Media Council (MIMC) and also serves on the boards of several technology companies and nonprofit organizations, including the Boston Symphony Orchestra, the Boston Museum of Science and Babson College.

Director Compensation

        Cash Compensation.    The Company currently pays directors annual compensation of $25,000 and, in addition, $2,500 for each meeting of the Board of Directors a director attends, $2,000 for each audit committee meeting a director attends and $1,000 for each compensation committee meeting a director attends. However, directors are not compensated for board or committee meetings which a director attends by telephone where in-person participation is expected. Directors are also reimbursed for their reasonable and necessary expenses incurred in connection with attendance at meetings of the Board of Directors or its committees. The Company's Directors are eligible to participate in the Company's 1999 Stock Option and Grant Plan and the Company's 1997 Stock Option Plan.

        Stock Option Grants.    The Company's Directors are eligible to participate in the Company's 1999 Stock Option and Grant Plan and the Company's 1997 Stock Option Plan. In addition, pursuant to the terms of the 1999 Director Plan each non-employee Director who was a member of the Board of Directors on September 9, 1999 was automatically granted an option to purchase 5,000 shares of common stock on that date and every Director who joined the Board of Directors after September 9, 1999, or will become a Director in the future, was or will be granted an option to purchase 5,000 shares of common stock on the date first elected to the Board of Directors. In addition, on the date of each annual meeting of the stockholders of the Company, each eligible Director will automatically be granted an additional option to purchase 1,250 shares of common stock, if after such annual meeting of the stockholders the Director will continue to be an eligible Director. New options granted under the 1999 Director Plan vest, subject to the grantee's continued service as a Director of the Company or its subsidiaries, one third on the first anniversary of the grant date and the remainder monthly over a period of two years. The term of the option is five years, although unexercisable options terminate when the Director ceases to be a Director for any reason other than death or permanent disability and exercisable options may be exercised within thirty days from termination. In the event of a change in control of the Company in which the Director is not retained as a director of the surviving corporation, options granted to that Director under the 1999 Director Plan will become 100% vested and exercisable in full. All options granted under the Director Plan shall have an exercise price equal to 100% of the fair market value of the common stock (generally determined as the closing sales price on the Nasdaq National Market) on the date of grant.

2002 Board Meetings

        The Board of Directors held nine (9) meetings during Fiscal Year 2002. During Fiscal Year 2002, each of the incumbent Directors, other than V. Lawrence Weber, attended at least 75% of the total number of meetings of the Board of Directors held during his term of office. During Fiscal Year 2002, each of the incumbent directors, other than V. Lawrence Weber, attended at least 75% of the total number of meetings of the committees of which he was a member held during his term of office. The Board of Directors has established an Audit Committee and a Compensation Committee.

Board Committees

        The Audit Committee recommends the firm to be appointed as independent accountants to audit financial statements and to perform services related to the audit, reviews the scope and results of the audit with the independent accountants, reviews with management and the independent accountants the Company's year-end operating results, considers the adequacy of the internal accounting procedures and considers the effect of such procedures on the accountants' independence. Until August 31, 2002 of Fiscal Year 2002, the Audit Committee consisted of John J. Cachianes, Gerhard Schulmeyer and V. Lawrence Weber, none of whom were an officer of the Company. On August 31, 2002 Mr. Schulmeyer resigned from the Board of Directors. Eric N. Rubino was appointed to the Board of Directors and joined the Audit Committee on September 30, 2002, at which time the Audit Committee consisted of John J. Cachianes, Eric N. Rubino and V. Lawrence Weber, none of whom were an officer of the

Company. The Audit Committee held five (5) meetings during Fiscal Year 2002. The Board of Directors has determined that each member of the Audit Committee is independent under the current rules of The Nasdaq Stock Market. The current members of the audit committee are John J. Cachianes, Eric N. Rubino and V. Lawrence Weber.

        The Compensation Committee reviews and recommends the compensation arrangements for all Directors and officers, approves such arrangements for other senior level employees and administers and takes such other action as may be required in connection with certain compensation and incentive plans of the Company. The Compensation Committee also administers the Company's Brightware Acquisition Stock Option Plan, Amended and Restated 1999 Stock Option and Grant Plan, Amended and Restated 1999 Director Plan and Amended and Restated 1997 Stock Option Plan (together, the "Stock Plans"), construes and interprets the Stock Plans, establishes, amends and revokes rules and regulations for the administration of all such plans, determines the options or stock to be issued to eligible persons under the Stock Plans, and prescribes the terms and conditions of such options or stock. During Fiscal Year 2002, the Compensation Committee consisted of J. Michael Cline and William O. Grabe, and held four (4) meetings during Fiscal Year 2002. Mr. Cline resigned from the Board of Directors effective May 28, 2003.

COMPENSATION COMMITTEE INTERLOCKS AND
INSIDER PARTICIPATION IN COMPENSATION DECISIONS

        During the Fiscal Year 2002, all executive officer compensation decisions were made by the Compensation Committee or the full Board of Directors. The Compensation Committee reviews and makes recommendations regarding the compensation for top management and key employees of the Company, including salaries and bonuses. No member of the Compensation Committee during the Fiscal Year 2002 was an officer of the Company. The members of the Compensation Committee during the Fiscal Year 2002 were J. Michael Cline and William O. Grabe. Mr. Cline resigned from the Board of Directors effective May 28, 2003.

EXECUTIVE OFFICERS

        Set forth below is certain information regarding each of the executive officers and key employees of the Company as of October 15, 2003.

Name	Age	Position
Klaus P. Besier	52	Chairman, Chief Executive Officer and President
Mark E. Peterson	40	Vice President of Product Development
David M. Pridham	33	General Counsel and Secretary
Sosaburo Shinzo	50	President, Firepond Japan and Asia Pacific
Kristi L. Smith	37	Chief Financial Officer and Treasurer

        The principal occupation and business experience for at least the last five years of the Company's executive officers and key employees, other than such officers who also serve as Directors, is set forth below.

        Mark E. Peterson has served as the Company's Vice President of Product Development since July 2002. Mr. Peterson joined Firepond's product development organization in 1986 and has served in a variety of development positions over the past 16 years. Of particular focus for Mr. Peterson has been the Company's configuration engine technology.

        David M. Pridham has served as the Company's General Counsel and Secretary since May 2003 and as corporate counsel from May 2002 to May 2003. Prior to joining the Company Mr. Pridham served as a licensing contractor for BEA systems, Inc. from October 2001 to May 2002. Previously he was a corporate attorney with Thoits, Hershberger & Mclean.

        Sosaburo Shinzo has served as President of Firepond Japan and Asia Pacific since January 1999. Before joining Firepond, Mr. Shinzo was a member of the senior management team at SSA Japan, an ERP software company, from 1993 to 1998, serving as President from 1996. Prior to his position with SSA Japan, Mr. Shinzo worked for Fujitsu for 16 years as a sales professional and manager.

        Kristi L. Smith has served as the Company's Chief Financial Officer and Treasurer since April 2003. Before joining Firepond, Ms. Smith served as CFO and Senior Vice President of Finance and Administration at Knowledge Networks, a single-source marketing information company. Previously, she served as the CFO and Vice President of Finance for Red Brick Systems, a publicly-traded global software company. Ms. Smith also held Director-level Finance positions at Sybase, and served in several capacities over six years at the accounting firm Arthur Andersen.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Exchange Act requires officers, directors and persons who own more than 10% of Firepond's common stock to file reports of ownership on Form 3 and changes in ownership on Form 4 or 5 with the Commission and the Nasdaq National Market. Such officers, directors and 10% holders are also required by the Commission to furnish Firepond with copies of all Section 16(a) forms that they file.

        Based solely on Firepond's review of copies of such reports received or written representations from certain reporting persons, Firepond believes that all Section 16(a) filing requirements applicable to its officers, directors and 10% stockholders were complied with during the fiscal year ended October 31, 2002.

EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

        The following sections of this Statement set forth and describe the compensation paid or awarded to the Company's Chief Executive Officer and the four other most highly compensated executive officers who were serving as executive officers of the Company at October 31, 2002, and one other most highly compensated person who served as an executive officer in Fiscal Year 2002, each of whom earned in excess of $100,000 during Fiscal Year 2002. These executives are referred to as the "Named Executive Officers" elsewhere in this Statement.

        Summary Compensation.    The following summary compensation table sets forth information concerning compensation for services rendered in all capacities awarded to, earned by or paid to the Company's Chief Executive Officer and the other Named Executive Officers during each of the fiscal years ended October 31, 2002, October 31, 2001 and October 31, 2000.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)		Securities Underlying Options (#)(1)		All Other Compensation ($)
Klaus P. Besier Chairman, Chief Executive Officer and President	2002 2001 2000	$400,000 358,333 200,000	$	— — 100,000	40,000 241,875 150,000	(2)	— — —
Sosaburo Shinzo President, Firepond Japan and Asia Pacific	2002 2001 2000	194,160 196,560 217,846		21,710 12,235 35,942	10,000 7,625 —	(4)	$1,646 1,666 1,846	(3) (3) (3)
Susan W. Ledoux(5) Former Chief Financial Officer and Treasurer	2002 2001 2000	138,000 120,000 105,000		— — 25,000	30,000 10,061 2,583	(2)	— — —
Christian J. Misvaer(6) Former General Counsel and Secretary	2002 2001 2000	116,712 88,774 54,507		18,500 20,000 7,750	10,500 9,787 1,116	(2)	— 441 29,361	(7) (7)
John A. Keighley(8) Former Senior Vice President and General Manager of Europe	2002 2001 2000	157,598 125,119 83,658		— — 33,650	5,000 14,624 2,666	(2)	152,621 8,290 5,100	(9) (3) (3)
Cem Tanyel(10) Former Chief Operating Officer	2002 2001 2000	172,597 194,836 —		140,000 80,000 —	39,999 60,000 —	(11)	152,650 — —	(9)

(1)
Share amounts have been adjusted to reflect a 1-for-10 reverse stock split effective August 16, 2002.

(2)
Options granted as part of the stock option exchange program in which eligible employees were offered the opportunity to receive new options to purchase seventy-five percent (75%) of the number of shares of the Company's common stock subject to the options that were exchanged and canceled.

(3)
Represents car allowance.

(4)
Options granted as part of the stock option exchange program in which eligible employees were offered the opportunity to receive new options to purchase seventy-five percent (75%) of the number of shares of the Company's common stock subject to the options that were exchanged and canceled.

(6)
Mr. Misvaer left the Company on September 12, 2003 and is no longer employed by Firepond.

(5)
Ms. Ledoux was promoted to Chief Financial Officer on February 1, 2002. Ms. Ledoux left the Company on June 15, 2003 and is no longer employed by Firepond.

(7)
Represents amounts paid to the executive as reimbursement for relocation expenses.

(8)
Mr. Keighley's employment with the Company was terminated on October 31, 2002.

(9)
Represents amounts paid to executive in connection with severance agreement.

(10)
Mr. Tanyel's employment with the Company was terminated on July 9, 2002.

(11)
Certain options were granted as part of the stock option exchange program in which eligible employees were offered the opportunity to receive new options to purchase seventy-five percent (75%) of the number of shares of the Company's common stock subject to the options that were exchanged and canceled.

Grants of Options

        The following table sets forth certain information concerning individual grants of options to purchase common stock of the Company to the Named Executive Officers who received options during Fiscal Year 2002.

OPTION GRANTS IN FISCAL YEAR 2002

% of the Total Options Granted to Employees in Fiscal Year
	Number of Securities Underlying Options Granted (2)					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (1)
Name				Exercise Price ($/Sh) (2)	Expiration Date
						5% ($)	10% ($)
Klaus P. Besier	40,000	(3)	15.4%	$2.50	8/27/2007	$27,617	$61,027
Sosaburo Shinzo	2,000 8,000	(4) (3)	0.8 3.1	8.30 2.50	12/18/2006 8/27/2007	4,856 5,523	10,134 12,205
Susan W. Ledoux	20,000 10,000	(4) (3)	7.7 3.9	13.30 2.50	2/1/2007 8/27/2007	73,491 6,904	162,396 15,257
Christian J. Misvaer	7,500 3,000	(4) (3)	2.9 1.2	8.20 2.50	12/11/2006 8/27/2007	16,991 2,071	37,546 4,577
John A. Keighley	5,000	(4)	1.9	8.30	1/31/2003	2,075	4,150
Cem Tanyel	19,999 20,000	(5) (4)	7.7 7.7	9.60 9.60	8/9/2002 8/9/2002	53,043 53,046	117,212 117,218

(1)
This column shows the hypothetical gain or option spreads of the options granted based on assumed annual compound stock appreciation rates of 5% and 10% for the exercise price of such options over the full 5-year term of the options. The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of future common stock prices.

(2)
The exercise price and share amounts have been adjusted to reflect a 1-for-10 stock split effective August 16, 2002.

(3)
One third of the underlying shares vest on the first anniversary of the grant date and the remaining two-thirds of the underlying shares vest monthly in equal installments over a two-year period.

(4)
The underlying shares vest monthly in equal installments over a three-year period.

(5)
The underlying shares vest monthly in equal installments over a three-year period, subject to accelerated vesting in the event the closing price of the Company's common stock remains at or above $40.00 for more than ninety consecutive trading days.

AGGREGATED OPTION EXERCISES IN FISCAL YEAR 2002
AND FISCAL YEAR-END OPTION VALUES

			Number of Securities Underlying Unexercised Options at October 31, 2002(1)		Value of Unexercised in-the Money Options At October 31, 2002(2)
Name	Shares Acquired on Exercise (#)	Value Realize D ($)
			EXERCISABLE	UNEXERCISABLE	EXERCISABLE	UNEXERCISABLE
Klaus P. Besier	—	—	144,419	97,456	$—	$24,400
Sosaburo Shinzo	—	—	3,149	11,976	—	4,880
Susan W. Ledoux	—	—	7,523	29,039	—	6,100
Christian J. Misvaer	—	—	4,336	10,951	—	1,830
John A. Keighley	—	—	7,874	—	—	—
Cem Tanyel	—	—	—	—	—	—

(1)
The share amounts have been adjusted to reflect a 1-for-10 reverse stock split effective August 16, 2002.

(2)
Based on the last reported sale price on the Nasdaq National Market on October 31, 2002 less the option exercise price.

Agreements, Termination of Employment and Change-In-Control Arrangements for Named Executive Officers and Other Executive Officers of the Company

        Mr. Besier's employment agreement, dated August 20, 2002, provides for an annual salary of $400,000 and an annual bonus of up to forty-percent of Mr. Besier's annual salary based on Firepond's achievement, during the applicable fiscal year, of performance goals pursuant to the terms of the Company's executive incentive plan. Mr. Besier is eligible for stock option grants as determined at the discretion of the Board of Directors. These option grants shall be governed by the terms and conditions of Firepond's Stock Plans and its standard stock option agreement for executive officers and key employees which provides that, upon the effectiveness of a specified liquidity event, such as a merger or acquisition of Firepond, unless a provision is made in connection with the liquidity event for the assumption of the option, or the substitution of the option with new options of the successor entity or parent thereof, all of the remaining option shares held by Mr. Besier shall become vested. Further, if the options are assumed in connection with the liquidity event and Mr. Besier does not continue in the position of chief executive officer of the successor entity, or Mr. Besier's service relationship with such successor entity is, on or within six (6) months after such liquidity event, (i) terminated by the successor entity without cause, or (ii) terminated by Mr. Besier for good reason, all of the shares of common stock subject to the options, to the extent not fully vested and exercisable, shall become fully vested and exercisable. Mr. Besier was also granted registration rights for all shares of the Company's common stock which he acquires. In the event of Mr. Besier's death during the term of his employment, his legal representative will receive Mr. Besier's annual salary for 12 months, an amount equal to his most recent annual bonus, payable in quarterly installments, and all of Mr. Besier's options to purchase shares of the Company's common stock shall become fully vested and exercisable. If Mr. Besier is terminated without cause, or he voluntarily resigns for good reason, he shall receive severance payments equal to his annual salary payable in equal monthly installments for a period of 12 months and the term of his vested options shall be extended until the earlier of three months following the termination or the effectiveness of specified liquidity events.

        Ms. Ledoux's employment agreement, dated August 20, 2002, provided for an annual salary of $160,000 and eligibility to participate in Firepond's executive incentive plan which allowed Ms. Ledoux to earn an annual bonus of up to forty-percent of her annual salary, based upon the Company's performance during the applicable fiscal year and individual performance objectives. In addition, in the event that Ms. Ledoux's employment was terminated for any reason, other than for cause, or in the event Ms. Ledoux's responsibilities or compensation were materially diminished, Ms. Ledoux was entitled to receive six months continuation of salary and benefits as severance, payable in accordance with Firepond's normal payroll practices. Ms. Ledoux left the Company in June 2003 and is no longer employed by Firepond.

        Mr. Misvaer's employment agreement, dated August 20, 2002, provided for an annual salary of $120,000 and eligibility to participate in Firepond's executive incentive plan which allowed Mr. Misvaer to earn an annual bonus of up to forty-percent of his annual salary, based upon the Company's performance during the applicable fiscal year and individual performance objectives. In the event that Mr. Misvaer's employment was terminated for any reason, other than for cause, or in the event Mr. Misvaer's responsibilities or compensation were materially diminished, Mr. Misvaer was entitled to receive six months continuation of salary and benefits as severance, payable in accordance with Firepond's normal payroll practices. Mr. Misvaer left the Company in September 2003 and is no longer employed by Firepond.

        Mr. Keighley's amended offer of employment, dated April 26, 2001, provided for an annual salary of $142,273 and an annual bonus of up to $42,682 based on the Company's performance and specific financial objectives. In addition to the standard company benefits, he was entitled to six months severance and 100% vesting of stock options, in the event of a change of control of the Company in which Mr. Keighley's position would have been eliminated and he would not have been offered an equivalent position.

        Ms. Smith's employment agreement, dated April 14, 2003, provides for an annual salary of $140,000 and eligibility to participate in Firepond's executive incentive plan which allows Ms. Smith to earn an annual bonus of up to forty-percent of her annual salary, based upon the Company's performance during the applicable fiscal year and individual performance objectives and an additional $10,000 bonus upon the successful transition of the Company's finance operations to Minnesota prior to June 15, 2003. Under the employment agreement, in the event that Ms. Smith's employment is terminated for any reason, other than for cause, or in the event Ms. Smith's responsibilities or compensation is materially diminished, Ms. Smith is entitled to receive six months continuation of salary and benefits as severance, payable in accordance with Firepond's normal payroll practices. Further, Ms. Smith may be eligible for stock option grants as determined at the discretion of the Board of Directors. These option grants will be governed by the terms and conditions of Firepond's Stock Plans and its standard stock option agreement for executive officers and key employees, which provides that, upon the effectiveness of a specified liquidity event, such as a merger or acquisition of Firepond, unless a provision is made in connection with the liquidity event for the assumption of the option, or the substitution of the option with new options of the successor entity, all of the remaining option shares held by Ms. Smith will become fully vested and exercisable.

        Mr. Pridham's employment agreement, dated September 2, 2003, provides for an annual salary of $120,000 and eligibility to participate in Firepond's executive incentive plan which allows Mr. Pridham to earn an annual bonus of up to forty-percent of his annual salary, based upon the Company's performance during the applicable fiscal year and individual performance objectives and additional bonus opportunities upon the successful implementation of a patent licensing program. In addition, in the event that Mr. Pridham's employment is terminated for any reason, other than for cause, or in the event Mr. Pridham's responsibilities or compensation is materially diminished, Mr. Pridham is entitled to receive six months continuation of salary and benefits as severance, payable in accordance with Firepond's normal payroll practices. Further, Mr. Pridham may be eligible for stock option grants as determined at the discretion of the Board of Directors. These option grants will be governed by the terms and conditions of Firepond's Stock Plans and its standard stock option agreement for executive officers and key employees, which provides that, upon the effectiveness of a specified liquidity event, such as a merger or acquisition of Firepond, unless a provision is made in connection with the liquidity event for the assumption of the option, or the substitution of the option with new options of the successor entity, all of the remaining option shares held by Mr. Pridham will become fully vested and exercisable.

        Mr. Shinzo's offer letter dated October 30, 1998, provides for an annual salary of 24,000,000 Yen, paid in accordance with the Company's normal monthly payroll practices. Under the terms of the offer letter, Mr. Shinzo is also entitled to a commission plan with an annual on-target achievement of 10,000,000 Yen, payable quarterly. Mr. Shinzo is also eligible to receive options under the terms of the Company's Stock Plans. Mr. Shinzo will be entitled to receive 3 months written notice of termination of employment from the Company and Mr. Shinzo will be required to give 3 months written notice of resignation to the Company. In the event of a change of control of the Company in which Mr. Shinzo's position is eliminated and he is not offered an equivalent position, then the termination notice period from the Company will change to 6 months.

        Under the Company's standard employee agreement, each of the executives is subject to provisions concerning the ownership, use and disclosure of the Company's confidential information and intellectual property, and a one-year restriction on competition with the Company following termination of employment for any reason.

        In addition, Firepond intends to enter into indemnification agreements with each of its current directors and executive officers as described in Item 3 of the accompanying Solicitation/Recommendation Statement.

Transactions With Related Parties

        On November 28, 2000, the Company's Board of Directors approved a loan facility to Klaus P. Besier, the Company's Chairman, Chief Executive Officer and President, allowing borrowings up to $3,000,000 bearing interest at the applicable federal rate in effect during the term of the note. On January 9, 2001, the Company's Board of Directors approved an increase in the loan facility to $4,000,000. Originally, the outstanding principal together with unpaid interest was due and payable on the earlier of October 31, 2001, an event of default, or an event of maturity, as defined. On December 11, 2001, the Board of Directors amended the facility to extend the maturity to May 1, 2006. The promissory note is secured by a pledge of 50,000 shares of the Company's common stock and is generally not a recourse obligation of the borrower, with specified exceptions. Amounts totaling $4,000,000 plus accrued interest have been advanced to Mr. Besier under this facility as of October 31, 2002.

        On October 4, 2000, the Company loaned $120,000 to Paul K. McDermott, the Company's then Chief Financial Officer, bearing interest at the applicable federal rate in effect during the term of the note. The outstanding principal together with unpaid interest was due and payable on the earlier of September 30, 2001, an event of default, or an event of maturity, as defined. The promissory note was secured by a pledge of 500 shares of common stock. In January 2002, in connection with the termination of Mr. McDermott's employment with the Company, the Company acquired the shares valued at approximately $7,000 securing the loan from Mr. McDermott in satisfaction of amounts due under the loan.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION
FOR FISCAL YEAR 2002

        The Compensation Committee of the Board of Directors for the 2002 fiscal year consisted of J. Michael Cline and William O. Grabe. Mr. Cline and Mr. Grabe were both non-employee directors. Mr. Cline resigned from the Board of Directors effective May 28, 2003.

        The Compensation Committee ("Committee") is responsible for setting and administering the policies which determine the compensation of the Chief Executive Officer and other executive officers of the Company and administering the stock option grants under the 1997 and 1999 Option Plans, the Director Plan, and the Brightware Acquisition Stock Option Plan.

Compensation Philosophy

        The goal of the Committee is to correlate executive compensation with our business objectives and performance. The Company's executive compensation policies are intended to attract, retain and motivate qualified executive officers who contribute to the achievement of our business objectives and performance. During the 2002 fiscal year, the Company used base salary, cash bonus incentives and stock option incentives to achieve these objectives. When evaluating the compensation of the executives of the Company, the Committee considers the level of compensation paid to executive officers in similar positions of other comparable software companies.

        The Committee annually assesses the performance and sets the salary of the Chief Executive Officer, Klaus P. Besier, and Mr. Besier annually assesses the performance of all other executive officers and recommends various adjustments to compensation, which are reviewed and approved by the Committee.

        The Company's performance is evaluated by factors such as business and economic conditions, competitor performance, and the Company's results as compared to the annual operating plan.

        The components of executive compensation are as follows.

  Base Salary

        Base salaries are established for each executive officer at levels that are intended to be competitive with salaries for comparable positions at other similar sized software companies. The Company seeks to pay salaries to executive officers that are commensurate with their qualifications, duties and responsibilities, and that are competitive in the marketplace.

  Cash Bonus Incentive

        Executive officers, other than Mr. Shinzo, are eligible to earn cash bonuses in accordance with an annual executive incentive plan if the Company overachieves its annual internal operating plan. If the Company's performance exceeds certain financial objectives, executive officers may earn cash incentive payments by achieving defined performance objectives. Based on the Company's financial results in fiscal 2002, no payments were made to executives under this plan. Mr. Shinzo's incentive plan is based on the financial performance of the Company's Japan operations, and Mr. Shinzo was paid bonuses totaling $21,710 in fiscal 2002. In addition, Mr. Misvaer was paid bonuses totaling $18,500 as a result of achieving the goals set forth under two discretionary bonus opportunities. During the 2001 fiscal year, the Company entered into an arrangement with Mr. Tanyel as part of a key employee retention plan in conjunction with the acquisition of Brightware, Inc. In conjunction with this retention plan, Mr. Tanyel was eligible to receive a bonus of $140,000, to be paid on June 30, 2002, if he remained employed by the Company on that date. As his employment ended in July 2002, Mr. Tanyel was paid the bonus under the prior arrangement.

  Stock Option Incentives

        The Committee believes that stock ownership by management is beneficial in aligning management and shareholder interests. In connection therewith, stock options are used to motivate executives to achieve the Company's annual operating plan. Stock options generally are granted at the then prevailing market value and have value only if the Company's stock price increases. As part of its periodic review of compensation, the Compensation Committee reviews the stock option holdings of Mr. Besier and recommends additional stock option grants as appropriate. The Committee determines the size and frequency of option grants for other executive officers, after consideration of recommendations from Mr. Besier based upon the position and responsibilities of each executive officer, previous and expected contributions of each officer, and previous option grants.

Compensation of the Chief Executive Officer During Fiscal Year 2002

        During the fiscal year ended October 31, 2002, Klaus P. Besier served as Chairman, Chief Executive Officer and President throughout the year, and he continues to hold these offices.

        Mr. Besier's base salary, cash bonus incentives and stock option incentives were determined in accordance with the criteria described in the "Base Salary," "Cash Bonus Incentive" and "Stock Option Incentives" sections of this report. Mr. Besier's base salary for fiscal year 2002 remained unchanged at $400,000. No cash bonus incentive was paid to Mr. Besier in fiscal year 2002. In August 2002, Mr. Besier received a stock option grant of 40,000 shares. Mr. Besier's total compensation for fiscal year 2002 was designed to keep his compensation aligned with compensation levels of chief executive officers of comparable software companies. See "Summary Compensation Table."

Compliance with Internal Revenue Code Section 162(m)

        Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction to public companies for certain compensation in excess of $1 million paid to the company's Chief Executive Officer and the four other most highly compensated executive officers. Certain compensation, including qualified performance-based compensation, will not be subject to the deduction limit if certain requirements are met. Firepond generally seeks to structure the long-term incentive compensation granted to its executive officers in a manner that is intended to avoid disallowance of deductions under Section 162(m). Nevertheless, there can be no assurance that compensation attributable to awards granted under the Company's Stock Plans will be treated as qualified performance-based compensation under Section 162(m). In addition, the Committee reserves the right to use its judgment to authorize compensation payments that may be subject to the limit when the Committee believes such payments are appropriate and in the best interests of Firepond and our stockholders, after taking into consideration changing business conditions and the performance of its employees.

Conclusion

        Through the incentive plans described above, a significant portion of the Company's executive compensation programs and Mr. Besier's compensation are contingent upon Company performance and realization of benefits closely linked to increases in long-term stockholder value. Based upon the prevailing economic environment, the Committee may take such action as is required to continue to attract and retain highly talented executive staff.

Compensation Committee
for the 2002 Fiscal Year

J. Michael Cline
William O. Grabe

REPORT OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS
FOR FISCAL YEAR 2002

        The responsibilities of the Audit Committee, which are set forth in the Audit Committee Charter adopted by the Board of Directors, include providing oversight to the Company's financial reporting process through periodic meetings with the Company's independent auditors and management to review accounting, auditing, internal controls and financial reporting matters. The management of the Company is responsible for the preparation and integrity of the financial reporting information and related systems of internal controls. The Audit Committee, in carrying out its role, relies on the Company's senior management, including senior financial management, and its independent auditors.

        We have reviewed and discussed with senior management the Company's audited financial statements included in the 2002 Annual Report to Stockholders. Management has confirmed to us that such financial statements (i) have been prepared with integrity and objectivity and are the responsibility of management and, (ii) have been prepared in conformity with generally accepted accounting principles.

        We have discussed with PricewaterhouseCoopers LLP, the Company's independent auditors, the matters required to be discussed by SAS 61 (Communications with Audit Committee). SAS 61 requires the independent auditors to provide us with additional information regarding the scope and results of their audit of the Company's financial statements, including with respect to (i) their responsibility under generally accepted auditing standards, (ii) significant accounting policies, (iii) management judgments and estimates, (iv) any significant audit adjustments, (v) any disagreements with management, and (vi) any difficulties encountered in performing the audit.

        We have received from PricewaterhouseCoopers LLP a letter providing the disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) with respect to any relationships between PricewaterhouseCoopers LLP and the Company that in their professional judgment may reasonably be thought to bear on independence. PricewaterhouseCoopers LLP has discussed its independence with us, and has confirmed in such letter that, in its professional judgment, it is independent of the Company within the meaning of the federal securities laws.

        Based on the review and discussions described above with respect to the Company's audited financial statements included in the Company's 2002 Annual Report to Stockholders, we have recommended to the Board of Directors that such financial statements be included in the Company's Annual Report on Form 10-K.

        As specified in the Audit Committee Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and in accordance with generally accepted accounting principles. That is the responsibility of management and the Company's independent auditors. In giving our recommendation to the Board of Directors, we have relied on (i) management's representation that such financial statements have been prepared with integrity and objectivity and in conformity with generally accepted accounting principals, and (ii) the report of the Company's independent auditors with respect to such financial statements.

Audit Committee
for the 2002 Fiscal Year

John J. Cachianes
Eric N. Rubino
V. Lawrence Weber

PERFORMANCE GRAPH

        Set forth below is a line graph comparing the yearly percentage change in the cumulative total shareholder return on the Company's common stock, based on the market price of the Company's common stock with the total return of companies included within the Nasdaq Stock Market Index and the Business Software and Services Index published by Media General Financial Services, Inc., for the period commencing February 4, 2000 and ending October 31, 2002. The calculation of total cumulative return assumes a $100 investment in the Company's common stock, the Nasdaq Stock Market Index and the Business Software and Services Index published by Media General Financial Services, Inc., on February 4, 2000, the date of the Company's initial public offering, and the reinvestment of all dividends.

	02/03/00	10/31/00	10/31/01	10/31/02
Firepond, Inc.	100.00	49.61	4.89	1.93
Nasdaq Market Index	100.00	86.35	43.69	35.12
Business Software and Service Index	100.00	83.72	44.15	34.81

OWNERSHIP OF COMMON STOCK BY FIREPOND'S EXECUTIVE OFFICERS, DIRECTORS
AND PRINCIPAL STOCKHOLDERS

        The following table sets forth certain information with respect to the beneficial ownership of Firepond common stock as of October 15, 2003, except as otherwise indicated, by (a) each current director; (b) each of Firepond's chief executive officer and its other Named Executive Officers; (c) each person, or group of affiliated persons that Firepond knows to beneficially own 5% or more of the outstanding shares of Firepond common stock; and (d) all current directors and executive officers as a group.

        Except as otherwise noted, the address of each person listed in the table is c/o Firepond, Inc., 8009 South 34th Avenue, Minneapolis, MN 55425.

        Beneficial ownership is determined in accordance with the rules of the Commission and includes voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of October 15, 2003 are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage of ownership of any other person. To Firepond's knowledge, except as otherwise noted, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable.

Name and Address of Beneficial Owner	Number of Shares Owned Beneficially(1)(2)	Percent of Shares Beneficially Owned
Entities associated with General Atlantic Partners LLC(3)	1,668,533	45.44%
Entities associated with Technology Crossover Ventures(4)	350,419	9.54%
LeRoy C. Kopp(5)	205,400	5.60%
Klaus P. Besier	275,431	5.69%
Sosaburo Shinzo	9,435	* %
Susan W. Ledoux(6)	—	—%
Christian J. Misvaer(7)	38	* %
John A. Keighley(8)	—	—%
Cem Tanyel(9)	—	—%
John J. Cachianes	7,531	* %
William O. Grabe(10)	1,672,977	45.50%
Eric N. Rubino	1,944	* %
V. Lawrence Weber	4,444	* %
All current executive officers and directors as a group (7 persons)(11)	1,971,762	50.33%

*
Less than 1% of the outstanding shares of Common Stock.

(1)
This table is based upon information supplied by executive officers, directors and principal stockholders and Schedules 13D and 13G, if any, filed with the Commission. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 3,669,121 outstanding Shares on October 15, 2003 adjusted as required by rules promulgated by the SEC.

(2)
The following table indicates those people whose total number of beneficially owned shares include shares subject to options exercisable within 60 days of October 15, 2003.

Shares Subject to Options
Klaus P. Besier	221,430
Sosaburo Shinzo	9,435
John J. Cachianes	4,031
William O. Grabe	4,444
Eric N. Rubino	1,944
V. Lawrence Weber	4,444
(3)
Consists of 251,755 shares held by GAP Coinvestment Partners, L.P.; 12,457 shares held by GAP Coinvestment Partners II, L.P., including 530 shares underlying warrants exercisable within sixty days of October 15, 2003; 1,061,984 shares held by General Atlantic Partners 40, L.P; 282,211 shares held by General Atlantic Partners 46, L.P.; 57,657 shares held by General Atlantic Partners 52, L.P. and 2,469 shares underlying warrants held by General Atlantic Partners 59, L.P. exercisable within sixty days of October 15, 2003. GAP Coinvestment Partners, L.P., GAP Coinvestment Partners II, L.P., General Atlantic Partners 40, L.P., General Atlantic Partners 46, L.P., General Atlantic Partners 52, L.P. and General Atlantic Partners 59, L.P. are part of an affiliated group of investment partnerships referred to, collectively, as entities associated with General Atlantic Partners, LLC. The address for each of these entities is c/o General Atlantic Service Corporation, 3 Pickwick Plaza, Greenwich, Connecticut 06830.

(4)
Consists of 2,543 shares held by TCV III (GP) including 21 shares underlying warrants exercisable within sixty days of October 15, 2003, 12,088 shares held by TCV III, L.P, including 103 shares underlying warrants exercisable within sixty days of October 15, 2003, 321,320 shares held by TCV III (Q), L.P. including 2,750 shares underlying warrants exercisable within sixty days of October 15, 2003 and 14,468 shares held by TCV III Strategic Partners, L.P. including 124 shares underlying warrants exercisable within sixty days of October 15, 2003, who are referred to collectively as the "TCV Funds". Jay C. Hoag and Richard H. Kimball are the sole managing members of Technology Crossover Management III, L.L.C., "TCM III", the general partner of the TCV Funds. Consequently, TCM III and Messrs. Hoag and Kimball may each be deemed to beneficially own all of the shares held by the TCV Funds. TCM III and Messrs. Hoag and Kimball each disclaim beneficial ownership of such shares, except to the extent of their respective pecuniary interest in those shares. Based upon information provided by Technology Crossover Ventures and affiliated entities' Schedule 13G/A filed with the Securities and Exchange Commission on January 30, 2003. The address for each of these entities is 528 Ramona Street, Palo Alto, California 94301.

(5)
Kopp Investment Advisors, Inc. ("Kopp Advisers") has sole voting and dispositive power over 100,000 of such shares and shared dispositive power over 62,400 of such shares. Kopp Holding Company ("Kopp Holding") is deemed to beneficially own 162,400 shares of common stock. Leroy C. Kopp ("Mr. Kopp") is deemed to beneficially own 205,400 shares of common stock and has sole voting and dispositive power over 43,000 of such shares. Kopp Advisors is a wholly owned subsidiary of Kopp Holding; and Mr. Kopp owns 100% of the outstanding capital stock of Kopp Holding. Based upon information provided by Kopp Advisors, Kopp Holding, and Mr. Kopp in a Schedule 13G filed with the Securities and Exchange Commission on January 24, 2003. The address for Kopp Advisors, Kopp Holding and Mr. Kopp is 7701 France Avenue South, Suite 500, Edina, MN 55435.

(6)
Ms. Ledoux ceased to be an officer effective April 30, 2003.

(7)
Mr. Misvaer ceased to be an officer effective September 12, 2003.

(8)
Mr. Keighley ceased to be an officer effective October 31, 2002.

(9)
Mr. Tanyel ceased to be an officer effective July 9, 2002.

(10)
Represents shares described in note (3) above, beneficially owned by entities associated with General Atlantic Partners, LLC. Mr. Grabe disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein, and includes shares underlying options granted to Mr. Grabe described in note (2) above.

(11)
Includes 245,728 shares underlying options granted to the executive officers and directors exercisable within sixty days of October 15, 2003.

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  Item 1. Subject Company Information.
  Item 2. Identity and Background of Filing Person.
  Item 3. Past Contacts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation.
  Item 5. Persons/Assets Retained, Employed, Compensated or Used.
  Item 6. Interest in Securities of the Subject Company.
  Item 7. Purposes of the Transaction and Plans or Proposals.
  Item 8. Additional Information.
  Item 9. Material to be Filed as Exhibits.
SIGNATURE
  ANNEX A
  ANNEX B
GENERAL
RIGHTS TO DESIGNATE DIRECTORS AND JAGUAR DESIGNEES
BOARD OF DIRECTORS
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS
EXECUTIVE OFFICERS
SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
EXECUTIVE COMPENSATION
COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION FOR FISCAL YEAR 2002
REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS FOR FISCAL YEAR 2002
PERFORMANCE GRAPH
OWNERSHIP OF COMMON STOCK BY FIREPOND'S EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS